EXHIBIT G-1

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     November __, 2002

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by December __, 2002 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After December __, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

     ALLIANT ENERGY CORPORATION, ET AL. (70-9891)
     ----------------------------------

     Alliant Energy Corporation ("Alliant Energy"), a registered holding company, whose principal executive offices are at 4902 N. Biltmore Lane, Madison, has filed a post-effective amendment pursuant to Sections 6(a) and 7 of the Public Utility Holding Company Act of 1935, as amended (the "Act") to the application or declaration in this proceeding previously filed by Alliant Energy and certain direct and indirect non-utility subsidiaries of Alliant Energy. Alliant Energy is requesting certain modifications to the terms and conditions of the authorization heretofore granted in this proceeding.

     By order dated October 3, 2001 (Holding Co. Act Release No. 27448) (the "Prior Order"), Alliant Energy and certain of its non-utility subsidiaries were authorized through December 31, 2004 (the "Authorization Period") to engage in a program of external long-term financing transactions, to provide guarantees and other forms of credit support with respect to obligations of subsidiaries of Alliant Energy, to enter into interest rate hedges, to engage in certain non-utility energy-related activities, and to engage in certain other related transactions. The Prior Order also authorized Alliant Energy to invest proceeds of authorized financing in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs") in an aggregate amount up to 100% of Alliant Energy's average consolidated retained earnings.(1)

     Among other things, the Commission authorized Alliant Energy to issue and sell from time to time during the Authorization Period, directly or indirectly through one or more financing subsidiaries, common stock, long-term debt, and preferred stock and other forms of preferred or equity-linked securities in an aggregate amount at any time outstanding not to exceed $1.5 billion, subject to the following conditions, restrictions, and limitations, among others: (1) the interest rate on long-term debt and dividend rate on preferred or equity-linked securities may not exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such securities, (2) all preferred and equity-linked securities must be redeemed no later than 50 years after the issuance thereof, and (3) except in accordance with a further order of the Commission in this proceeding, Alliant Energy will not issue any long-term debt or preferred stock or other type of preferred or equity-linked securities unless such securities are rated at the investment grade level as established by at least one nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs
(c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934.

     Alliant Energy is now requesting that the Commission issue a supplemental order approving the following modifications to the terms of the Prior Order:

     (i) The interest rate on long-term debt securities issued by Alliant Energy may not exceed at the time of issuance the greater of (i) 500 basis points over the yield to maturity of comparable term U.S. Treasury securities or (ii) a gross spread over U.S. Treasury securities that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

     (ii) The dividend or distribution rate on preferred stock or other preferred or equity-linked securities issued by Alliant Energy may not exceed at the time of issuance the greater of (i) 500 basis points over the yield to

----------

     (1) The Prior Order reserved jurisdiction over: (1) Alliant Energy's request to issue securities that are rated below investment grade, (2) energy marketing activities outside the United States and Canada, (3) other energy-related activities outside the United States, and (4) the use by Alliant Energy of financing proceeds to invest in EWGs and FUCOs in excess of the limit authorized in the Prior Order.

maturity of comparable term U.S. Treasury securities or (ii) a gross spread over U.S. Treasury securities that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

     (iii) Preferred stock or other preferred securities issued by Alliant Energy may be redeemable or perpetual in duration.

     (iv) Without further order of the Commission, Alliant Energy will not publicly issue any long-term debt securities, preferred stock or other types of preferred or equity-linked securities unless such securities are rated as investment grade by at least one NRSRO.

     In support of its request, Alliant Energy states that, since the date of the Prior Order, and particularly in the past few months, spreads over U.S. Treasury securities, which are typically used as the base rate for long-term debt and other senior securities, have widened dramatically. As a result, Alliant Energy asserts that the current maximum interest rate and dividend spread of 500 basis points, as authorized under the Prior Order, may limit Alliant Energy's ability to access capital markets at a time when it is most critical to do so. Alliant Energy states that the other proposed modifications to the Prior Order are intended to make certain terms of the Prior Order consistent with those contained in more recent orders that the Commission has issued to other holding companies.

     Except as specified immediately above, no other changes or modifications in the terms, conditions or limitations imposed under the Prior Order are requested herein.